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                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                         Individual Investor Group, Inc.
                         -------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                           (Title Class of Securities)


                                  455907105
                                --------------
                                (CUSIP Number)


                              Jonathan L. Steinberg
         c/o Individual Investor Group, Inc., 1633 Broadway, 38th Floor,
                              New York, NY 100019
         ----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 26, 1998
          ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     455907105                      Page 2 of 7 Pages
------------------------                    -------------------------
------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                   Jonathan L. Steinberg
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                     (b)  |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   N/A
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                            |_|

------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States of America
------------------------------------------------------------------------------
                           7        SOLE VOTING POWER

                                    3,169,476 shares of Common Stock
        NUMBER OF          ---------------------------------------------------
         SHARES            8        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                        -0-
          EACH             ---------------------------------------------------
        REPORTING          9        SOLE DISPOSITIVE POWER
         PERSON
          WITH                      3,169,476 shares of Common Stock
                           ---------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    -0-
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,169,476 shares of Common Stock
------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   35.3%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

     This statement relates to the Common Stock, par value $.01 per share ("Common Stock"), of Individual Investor Group, Inc. ("Company"), whose principal executive offices are located at 1633 Broadway, 38th Floor, New York, New York 10019.

Item 2.  Identity and Background.

     No change.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended to add the following:

     The aggregate purchase price of $5,000,000 used to acquire the 1,259,842 additional shares of Common Stock by Wise Partners, L.P. on June 26, 1998 was funded by the bank financing discussed in Item 6.

Item 4.  Purpose of Transaction.

     Item 4 is amended to add the following:

     Mr. Jonathan L. Steinberg, as the general partner of Wise Partners, L.P., has determined that the shares of Common Stock acquired by the partnership on June 26, 1998 will be held for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is amended to add the following:

     As of the date of this Amendment No. 7, Mr. Jonathan L. Steinberg beneficially owns 3,169,476 shares of Common Stock, which represents 35.3% of the outstanding Common Stock of the Company. Of the 3,169,476 shares of Common Stock, 900,010 shares of Common Stock are owned of record by Mr. Jonathan L. Steinberg, 1,781,133 shares of Common Stock are owned of record by Wise Partners, L.P. and are beneficially owned by Mr. Jonathan L. Steinberg and 488,333 shares of Common Stock are subject to options currently exercisable by Mr. Jonathan L. Steinberg.

     Wise Partners, L.P. is a limited partnership organized and existing under the laws of the State of Delaware. Mr. Jonathan L. Steinberg is the sole General Partner of Wise Partners, L.P. and as such has the power to direct the vote and disposition of the 1,781,133 shares of Common Stock owned by Wise Partners, L.P. The 1,259,842 shares of Common Stock reported upon in this Amendment No. 7, were purchased by Wise Partners, L.P. on June 26, 1998, at a price per share equal to $3.97 (the closing ask price of the Common Stock as reported by the Nasdaq Stock Market on June 25, 1998). The shares of Common Stock were purchased directly from the Company in a transaction exempt from the registration requirements of




                                     3 of 7
the Securities Act of 1933, as amended, pursuant to Section 4(2). Mr. Saul P. Steinberg, the father of Mr. Jonathan L. Steinberg, the reporting person, is a limited partner of Wise Partners, L.P. and the only other person known to have the right to receive dividends or proceeds from the sale of the 1,781,133 shares of Common Stock owned of record by Wise Partners, L.P.

     Of the 3,169,476 shares of Common Stock being reported as beneficially owned by Mr. Jonathan L. Steinberg in this Amendment No. 7, 488,333 shares of Common Stock are subject to the terms of a Stock Option Agreement dated May 9, 1997 issued by the Company to Mr. Jonathan L. Steinberg. That agreement governs three series of options as follows:

     (A) The right to purchase an aggregate of 500,000 shares of Common Stock as follows: 125,000 shares of Common Stock may be purchased on or after April 7, 1996 at a purchase price of $4.9375 per share; an additional 125,000 shares of Common Stock may be purchased on or after April 7, 1997 at a purchase price of $4.9375 per share; an additional 125,000 shares of Common Stock may be purchased on or after April 7, 1998 at a purchase price of $6.25 per share; and an additional 125,000 shares of Common Stock may be purchased on or after April 7, 1999 at a purchase price of $7.50 per share. As of the date of this Amendment No. 6, Mr. Jonathan L. Steinberg currently has the right to acquire 375,000 shares of Common Stock. The right to purchase the above shares of Common Stock expires on April 6, 2004, unless earlier terminated pursuant to the terms of the option.

     (B) The right to purchase an aggregate of 80,000 shares of Common Stock as follows: 26,667 shares of Common Stock may be purchased on or after June 23, 1996; an additional 26,667 shares of Common Stock may be purchased on or after June 23, 1997; and an additional 26,666 shares of Common Stock may be purchased on or after June 23, 1998. The exercise price is $5.75 per share. As of the date of this Amendment No. 6, Mr. Jonathan L. Steinberg currently has the right to acquire 53,334 shares of Common Stock. The right to purchase the above shares of Common Stock expires on June 23, 2005, unless earlier terminated pursuant to the terms of the option.

     (C) The right to purchase an aggregate of 100,000 shares of Common Stock as follows: 33,333 shares of Common Stock may be purchased on or after November 4, 1997; 33,333 shares of Common Stock may be purchased on or after November 4, 1998; and 33,334 shares of Common Stock may be purchased on or after November 4, 1999. The exercise price is $7.50 per share. As of the date of this Amendment No. 6, Mr. Jonathan L. Steinberg currently has the right to acquire 33,333 shares of Common Stock. The right to purchase the above shares of Common Stock expires on November 4, 2006, unless earlier terminated pursuant to the terms of the option.

     Except as otherwise disclosed herein, no transactions in the shares of Common Stock have been effected by Mr. Jonathan L. Steinberg in the past 60 days.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.




                                     4 of 7

     Item 6 is hereby amended to delete the sixth paragraph of the item as set forth in Amendment #6 to this Schedule 13D and in its place is substituted the following:

     Mr. Jonathan L. Steinberg has pledged 900,000 shares of Common Stock to Republic National Bank of New York ("Republic") pursuant to a Guaranty and Security Agreement dated December 16, 1994 and Guaranty and Security Agreement dated December 31, 1997 ("Security Agreements") in connection with the Demand Grid Note dated December 16, 1994 between Mr. Jonathan L. Steinberg and Republic. Under the Security Agreements, in the event of a default, Republic would have the right to foreclose upon the shares of Common Stock, and in such event, Republic may exercise all the voting rights and publicly or privately sell the shares of Common Stock pledged by Mr. Jonathan L. Steinberg.

     On June 26, 1998, Wise Partners, L.P. entered into a Loan Agreement ("1998 Loan") and Promissory Note ("1998 Note") with NationsBank, N.A. ("NationsBank"). The 1998 Loan permits Wise Partners, L.P. to borrow, from time to time, up to an aggregate of $17,500,000. Interest is payable on the unpaid principal of the 1998 Note, monthly, in arrears at rate based on LIBOR, and the principal is payable at maturity on June 26, 1998. As partial security for the 1998 Note, Mr. Saul P. Steinberg pledged an aggregate of 500,000 shares of Common Stock of the Company and 1,650,000 shares of common stock, par value $0.01 per share, of Reliance Group Holdings, Inc. owned of record by him pursuant to a Pledge Agreement with NationsBank dated June 26, 1998 ("1998 Pledge Agreement"). In the event of a default under the 1998 Note and 1998 Loan, pursuant to the 1998 Pledge Agreement, NationsBank may exercise all the voting rights and foreclose upon and publicly or privately sell the shares of Common Stock of the Company pledged by Mr. Saul P. Steinberg. None of the shares of Common Stock of the Company owned of record by Wise Partners, L.P. are pledged to NationsBank. In addition to the pledge by Mr. Saul P. Steinberg, Mr. Jonathan L. Steinberg and Mr. Saul P. Steinberg each entered into Guaranty Agreements dated June 26, 1998 with NationsBank in respect of the 1998 Loan and the 1998 Note.


Item 7.  Material to be Filed as Exhibits.

  (10.1) Stockholder Agreement, dated as of January 1, 1989, among the Company, Mr. Jonathan L. Steinberg, Mr. Jonathan Tisch, Mr. Saul P. Steinberg and certain other stockholders of the Company.*

  (10.2) Stock Purchase Agreement, dated August 7, 1991, among the Company, Mr. Jonathan Tisch and Mr. Jonathan L. Steinberg.*

  (10.3) Demand Grid Note, dated December 16, 1994, between Mr. Jonathan L. Steinberg and Republic National Bank of New York.*

  (10.4) Continuing General Security Agreement, dated December 16, 1994, between Mr. Jonathan L. Steinberg and Republic National Bank of New York.*




                                     5 of 7

  (10.5) Stock Purchase Agreement, dated June 30, 1997, between the Company and Wise Partners, L.P. (Incorporated by reference from Exhibit 10.3 of the Quarterly Report on Form 10-QSB for the period ended June 30, 1997 of the Company.)*

  (10.6) Stock Purchase Agreement, dated December 30, 1997, between the Company and Wise Partners, L.P.*

  (10.7) Form of Stock Option Agreement, dated May 9, 1997, between the Company and Mr. Jonathan L. Steinberg. (Incorporated by reference from
          Exhibit 10.4 of the Quarterly Report on Form 10-QSB for the period ended June 30, 1997 of the Company.)*

  (10.8) Guaranty and Security Agreement, dated December 31, 1997, between Jonathan L. Steinberg and Republic National Bank of New York.*

  (10.9) Stock Purchase Agreement dated June 26, 1998, between the Company and Wise Partners, L.P. (Incorporated by reference from Exhibit 10.3 of Amendment No. 1 to Schedule 13D filed by Wise Partners, L.P.)+

  (10.10) Loan Agreement dated June 26, 1998, between Wise Partners, L.P. and
          NationsBank, N.A. (Incorporated by reference from Exhibit 10.4 of Amendment No. 1 to Schedule 13D filed by Wise Partners, L.P.)+

  (10.11) Promissory  Note dated June 26, 1998,  between Wise Partners,  L.P.
          and NationsBank, N.A. (Incorporated by reference from Exhibit 10.5 of Amendment No. 1 to Schedule 13D filed by Wise Partners, L.P.)+

  (10.12) Pledge Agreement dated June 26, 1998, between Mr. Saul P. Steinberg and NationsBank, N.A. (Incorporated by reference from Exhibit 10.6 of Amendment No. 1 to Schedule 13D filed by Wise Partners, L.P.)+

  (10.13) Guaranty  Agreement  dated June 26, 1998,  between Mr.  Jonathan L.
          Steinberg and NationsBank, N.A. (Incorporated by reference from Exhibit 10.7 of Amendment No. 1 to Schedule 13D filed by Wise Partners, L.P.)+

  (10.14) Guaranty  Agreement  dated  June  26,  1998  between  Mr.  Saul P.
          Steinberg and NationsBank, N.A. (Incorporated by reference from Exhibit 10.8 of Amendment No. 1 to Schedule 13D filed by Wise Partners, L.P.)+

-------------------------------

*        Previously filed.
+        Filed herewith.



                                     6 of 7

                                    SIGNATURE



     After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete, and correct. Dated: July 6, 1998



                          /s/ Jonathan L. Steinberg
                          ---------------------------
                              Jonathan L. Steinberg



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